

February 3, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. James C. Katzaroff, President
Advanced Medical Isotope Corporation
8131 W. Grandridge Blvd., Suite 101
Kennewick, WA   99336

Re: Advanced Medical Isotope Corporation
Registration Statement on Form 10, as amended
File No.: 0-53497

Dear Mr. Katzaroff:

We have completed our review of your Registration Statement on Form 10, as amended and related filings and have no further comments at this time.

You may contact Dorine H. Miller, Financial Analyst, at (202) 551-3711 or, in her absence, contact me at (202) 551-3397, if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director